                                                          HEALTHBRIDGE, INC.
                                                    2610-1066 West Hastings Street
                                                  Vancouver, British Columbia V6E 3X2
                                                                Canada
August 28, 2006

Lesli Sheppard
Division of Corporate Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

         RE:      Healthbridge, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed July 14, 2006
                  File No. 0-30377

Dear Ms. Sheppard:

Thank you for your comments dated August 4, 2006, related to our Preliminary Proxy Statement on Schedule 14A/A for Healthbridge, Inc.
(the "Company").

On behalf of the Company, we do hereby submit this response letter in connection with the filing of our amended Preliminary Proxy
Statement on Schedule 14A/A-2 filed electronically on August 28, 2006. Additionally, we have filed our supplemental response on EDGAR as a correspondence file and sent a clean copy and a redline copy of our amended filing to your attention by overnight courier.

Please direct any additional comments or questions to the following address and fax number:

         Ruairidh Campbell, Esq.
         Orsa and Company
         600 Westwood Terrace
         Austin, Texas 78746
         Telephone: (512) 462-3327
         Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

General

1.       We note your response to prior comment 5. However, neither the financial advisor's opinion nor your disclosure describes in any detail the procedures followed, the finding and recommendations or the bases for and methods of arriving at such finds and recommendations, as required by Item 1015(b)(6) of Regulation M-A. Please include this information.

         Response:

         We have expanded our summary of those procedures followed, the findings and recommendations considered, and the bases for and methods of arriving at such findings and recommendations, as required by Item 1015(b)(6) of Regulation M-A. Our summary can be found in the section titled Further Information Regarding Proposal 2 under the subheading titled Reports, Opinions,
         Appraisals.

2.       We reissue prior comment 6. Please provide to us a copy of the entire report of the financial advisor, including the financial table and analyses, which was provided to the company and its board of directors.

         Response:

         We had previously attached the entire report which was provided to the Company's board of directors. We attach hereto supplementary information utilized by the financial advisor in conducting his analysis.

Summary Term Sheet for Proposal 2, page 5

Business Conducted - Providence Exploration, LLC, page 7

3.       We note your response to prior comment 11. Since PDX determined to limit its drilling operations, please revise your disclosure to clarify, if true, that Providence is currently not an operating company and is only engaged in development activities.

         Response:

         PDX's decision to limit drilling operations does not affect Providence's status as an operating company. Providence remains fully engaged in operations as described in the section titled SUMMARY TERM SHEET FOR PROPOSAL 2, subtitled Providence
         Exploration, LLC., and the section titled PROVIDENCE EXPLORATION, LLC., subtitled DESCRIPTION OF BUSINESS.

The Transactions, page 6

4.       Please disclose what effect, if any, the transactions will have on the $5 million loan to Providence.

         Response:

         We have revised our disclosure under the section titled SUMMARY TERM SHEET FOR PROPOSAL 2, subsection titled THE ACQUISITION and subsection titled PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS, subtitled Promissory Note, as well as the section titled
         HEALTHBRIDGE, INC., subsection titled DESCRIPTION OF BUSINESS, subtitled Liquidity and Capital Resources, to communicate that our loan to Providence will be consolidated as an inter-company loan in the event our shareholders approve the transactions.

The Note Exchange Agreement, page 6

5.       Please disclose the aggregate principal and accrued interest outstanding under the notes and identify the note holders.
         Response:

         We have revised our disclosure to detail the aggregate principal and accrued interest outstanding under the notes in the section titled SUMMARY TERM SHEET FOR PROPOSAL 2, subsection titled THE TRANSACTIONS, subtitled The Note Exchange Agreement, and in the section titled FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled TERMS OF THE TRANSACTIONS, subtitled
         The Note Exchange Agreement, which section also discloses that note holders are identified in Exhibit A of The Note Exchange
         Agreement, attached to the filing as Exhibit 2.

Conditions Precedent to the Transactions, page 6

6.       We note your response to the prior comment 19. Please disclose that the $5 million loan was for the purpose of funding
         Providence's purchase of oil, gas and mineral interests and to fund Providence's ongoing, exploration and development obligation under the Joint Exploration Agreement and the Agreement of Purchase and Sale.

         Response:

         We have revised our disclosure to describe the purpose of the loan to Providence as being to fund Providence's purchase of oil, gas and mineral interests and to fund Providence's ongoing, exploration and development obligations under the Joint
         Exploration Agreement and the Agreement of Purchase and Sale in SUMMARY TERM SHEET FOR PROPOSAL 2, subsection titled THE
         TRANSACTIONS, subtitled Conditions Precedent To The Transactions and in FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled TERMS OF THE TRANSACTIONS, subtitled Conditions Precedent To The Transactions.

Interests of Our Executive Officer and Directors in the Transactions, page 7

7.       We note your response to prior comment 10. Please disclose the amount of the promissory note held by Marcus Muller.

         Response:

         We have revised our disclosure to detail the amount of the promissory note held by Marcus Muller in the SUMMARY TERM SHEET
         FOR PROPOSAL 2, subsection titled THE TRANSACTIONS, subtitled Interests Of Our Executive Officer And Directors In The
         Transactions and in FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled TERMS OF THE TRANSACTIONS, subtitled
         Interests Of Our Executive Officer And Directors In The Transactions.

Change of Control, page 8

8.       We note your response to prior comment 9. Please disclose the percent of outstanding shares that will be held by the former shareholders of Providence after the transaction closes.

         Response:

         We have revised our disclosure to provide the percentage of outstanding shares that will be held by the existing unit holders and the note holders of Providence if the transaction closes in SUMMARY TERM SHEET FOR PROPOSAL 2, subsection titled
         THE TRANSACTIONS, subtitled Change Of Control and in FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled TERMS OF
         THE TRANSACTIONS, subtitled Change Of Control.

Reasons for Engaging in the Transactions, page 8

9.       We note your disclosure that Mr. Muller has experience with Providence in the oil and gas sector. Please describe his experience or relationship with Providence.

         Response: We have revised our disclosure to summarize Mr. Muller's experience and relationship with Providence in SUMMARY
         TERM SHEET FOR PROPOSAL 2, subsection titled THE TRANSACTIONS, subtitled The Reasons For Engaging In The Transactions and in
         FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled TERMS OF THE TRANSACTIONS, subtitled The Reasons For Engaging In
         The Transactions.

Management's Plan of Operation, page 26

10.      We note your response to prior comment 27. Please disclose the amount of the equity financing raised to date. Disclose the number of shares issued under this private placement and the dilutive effect on existing shareholders. Also provide this disclosure under Proposal 3.

         Response:

         We have revised our disclosure to detail the number of shares issued under the private placement and the dilutive effect on existing shareholders in the section titled HEALTHBRIDGE, INC., subsection titled MANAGEMENT'S PLAN OF OPERATION, subtitled
         Liquidity and Capital Resources and in PROPOSAL 3.

Security Ownership of Certain Beneficial Owners and Management, page 40

11.      Please disclose the percentage of outstanding common stock beneficially held by each owner.

         Response:

         We have revised our disclosure to provide the percentage of outstanding common stock    beneficially held by certain
beneficial owners and management in the section titled ADDITIONAL      GENERAL INFORMATION, subsection titled SECURITY OWNERSHIP OF
CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT.

Exhibit 3 - Fairness Opinion

12.      We note your response to prior comment 33. Because the limitation on reliance by shareholders in the fairness opinion is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under the federal securities law.

         Response:

         We have revised our disclosure pertaining to Mr. Lazier's opinion in the section titled SUMMARY TERM SHEET FOR PROPOSAL 2, subsection titled REPORTS, OPINIONS, APPRAISALS, and in the section titled FURTHER INFORMATION REGARDING PROPOSAL 2, subsection titled REPORTS, OPINIONS, APPRAISALS to make clear that stockholders should not rely on Mr. Lazier's opinion in rendering any decision related to the transactions and that the effectiveness of this limitation may be decided in state court but will have no effect on the responsibilities of our board of directors or under federal securities laws.

In connection with the Company's response to these comments, we confirm the following:

o        The Company is responsible for the adequacy and accuracy in its filings;
o        Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing of a Preliminary Proxy Statement on Schedule 14A/A-2, please contact me.  I may be reached at (512)
462-3327.

Sincerely,

/s/ Ruairidh Campbell
Ruairidh Campbell, Esq.

Attachments